
Mail Stop 3561

August 29, 2008

Mr. Louis Giusto
Chief Financial Officer
Air Industries Group, Inc.
1479 North Clinton Avenue
Bay Shore, New York 11706

> **Re: Air Industries Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-29245**

Dear Mr. Giusto:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2007

MD&A
Results of Operations, page 20

1. Refer to your discussion of general and administrative expenses on page 22. Please quantify the expense reclassification that was recorded in fiscal 2007 and indicate the line item in which these expenses were previously recorded. Tell us why no similar expense reclassification was recorded for fiscal 2006 and quantify the potential impact of such an adjustment, if applicable. We may have further comments upon review of your response.

Restatement of Quarterly Operating Results, page 25

2. We note you filed restatement information in your Form 10-K for the each of the interim periods in fiscal years 2007. Upon review of the restated information, it appears there was a significant and material effect on operating income and net income in all restated quarters. Item 4.02 of Form 8-K *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements. The Item 4.02 Form 8-K should provide all applicable disclosures as outlined in the requirements of the Form (as applicable under section (a) or (b) and (c), including, but not limited to, disclosing the date of the conclusion regarding non-reliance on the financial statements, identification of the financial statements and years or periods covered, description of the facts and circumstances that led to the conclusion, and stating whether the audit committee or board of directors or authorized officers discussed these matters with your registered independent accountants. Please tell us if you believe the Form 10-K includes all of the required Item 4.02 Form 8-K disclosures, and was filed timely (within four business days of the event that triggered the filing obligation), or if you believe you were not required to file an Item 4.02 8-K and the basis for your conclusion. Otherwise, please immediately file an Item 4.02 Form 8-K containing all of the required disclosures.

3. Your disclosure regarding the restatement explains that you decided to capitalize certain amounts related to development expenditures which were previously expensed. Please describe how you reached the conclusion that the appropriate treatment is capitalization. Your response should be detailed and specific. Tell us the types of expenditures that were included in this adjustment. In addition, explain whether this was a change in accounting policy or the correction of an

error, and why this adjustment only affects periods in 2007 and not periods prior to this time. We may have further comments upon review of your response.

4. Please also tell us more about the adjustment to costs and expenses resulting from the newly recorded intangibles. You refer to the "completion of the allocation of the purchase prices" as if you regard this adjustment as the resolution of a preacquisition contingency within the allocation period. If this is your view, please explain how your circumstances and accounting methodology are consistent with paragraph B183 of SFAS 141 and/or other applicable accounting guidance. Alternatively, please clearly state in your accompanying narrative disclosure that the change constitutes the correction of an error, as contemplated by paragraph B30 of SFAS 154.

Consolidated Balance Sheet, page F-5
5. Please tell us more about the preferred shares. If there are circumstances under which these shares might be subject to redemption, please discuss the consideration given to the presentation requirements of EITF D-98. In addition, tell us the fair market value of your common shares on the date the preferred shares were issued. Our concern is that, based upon the aggregate net proceeds received for the preferred shares, a beneficial conversion feature may exist. We may have further comment upon review of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kristin Shifflett at (202)551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202)551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief